Exhibit 11

British American Tobacco p.l.c.

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tadeu Marroco
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Grant of options over ordinary shares under the 2025 British American Tobacco 3 year Sharesave Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£24.72	373

d)	Aggregated information - Aggregated volume - Price	373 £9,220.56
e)	Date of the transaction	2025-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Soraya Benchikh
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Grant of options over ordinary shares under the 2025 British American Tobacco 3 year Sharesave Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£24.72	746

d)	Aggregated information - Aggregated volume - Price	746 £18,441.12
e)	Date of the transaction	2025-03-10
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul McCrory
2	Reason for the notification
a)	Position/status	Director, Corporate and Regulatory Affairs
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Grant of options over ordinary shares under the 2025 British American Tobacco 3 year Sharesave Scheme.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£24.72	746

d)	Aggregated information - Aggregated volume - Price	746 £18,441.12
e)	Date of the transaction	2025-03-10
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang
Date of notification: 11 March 2025